Exhibit 99.1

FREIGHTOS LIMITED
(“Freightos” or the “Company”)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

NOTICE OF 2024 ANNUAL GENERAL MEETING

(the “Meeting”)

Time and Date of
Meeting	4:00 p.m. local (Israel) time/9:00 a.m. Eastern Standard Time on Monday, December 16, 2024
Place of Meeting	Technology Park Building 2
(in-person attendance)	1 Derech Agudat Sport HaPo’el Jerusalem, 9695102, Israel

(virtual or telephonic attendance- may submit questions, but not vote)	https://www.cstproxy.com/freightos/2024 Log into the virtual site by using the control number included in your proxy materials; or call 1 800-450-7155 (toll-free, within the U.S. and Canada) or +1 857-999-9155 (outside of the U.S. and Canada- standard rates apply), conference ID: 9254587#

Items of Business	(1) Election of each of Tzvia Broida, Mark Drusch and Carl Vine to the Company’s Board of Directors (the “Board of Directors”), each to serve as a Class I director of the Company until the third succeeding annual general meeting of the Company and until the due election of their respective successors.

(2)

Ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2024 and the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so.

In addition to the foregoing formal proposals that require a vote at the Meeting, the Board of Directors will present its annual report on the management of the business of the Company for the year ended December 31, 2023, and the Company’s Consolidated Statements of Financial Position as of, and related Consolidated Statements of Profit or Loss and Other Comprehensive Loss and Cash Flows for the year ended, December 31, 2023.

Purpose of Agenda Items	The purpose behind Proposals 1 and 2 is to approve various matters that are required to be approved annually—at our annual general meeting of shareholders—under our amended and restated articles of association.

Board Recommendation	Our Board of Directors unanimously recommends a vote “FOR” each of the proposals.

Record Date	You are entitled to notice of, and to vote at, the Meeting if you held a common share of Freightos as of the close of business on Friday, November 8, 2024.

Additional Proxy Materials	The proposals and details with respect to the Meeting are described more fully in the attached proxy statement, which we are sending (together with this notice and a proxy card or voting instruction form) to our shareholders and which we urge you to read in its entirety. Copies of this notice, the attached proxy statement and the related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, https://www.freightos.com/investors/.

Quorum Requirement	No action may be taken at the Meeting unless a quorum, consisting of the holders of at least a majority of the Company’s outstanding ordinary shares, par value US$0.00001 each (“ordinary shares”), are present in person or by proxy. If a quorum is not present at the Meeting within half an hour from the time designated for the Meeting to begin, the chairman of the Meeting will adjourn the Meeting for one week, to December 23, 2024, at the same time and same place at which the Meeting is held, at which time resolutions may be adopted with respect to any matter stated in this Notice of the original Meeting. If a quorum is not present at the adjourned Meeting within half an hour from the time designated for it to begin, those shareholders present will be deemed to constitute a quorum and action may be taken on any and all matters on the agenda.

Required Vote	Approval of each of the proposals at the Meeting (including election of each individual director nominee) requires the affirmative vote of shareholders holding ordinary shares amounting in the aggregate to at least a majority of the votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the Meeting with respect to such proposal. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved for those proposals, but the ordinary shares represented thereby are considered present for purposes of the quorum requirement.

Means of Voting

The vote of all of the Company’s shareholders is important regardless of whether or not any particular shareholder attends the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your ordinary shares promptly, regardless of the number of ordinary shares you own.

You may vote the ordinary shares that you own directly (i.e., as a record shareholder) via proxy, by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and you may attend the Meeting and vote in person even if you have previously signed a proxy. As an alternative to voting via proxy, you may vote the ordinary shares that you own directly in person by attending the Meeting.

If your ordinary shares are held in street name on Nasdaq (i.e., ordinary shares that are held through a bank, broker or other nominee), you may instruct the nominee as to how you want your ordinary shares voted, including via the internet (at www.proxyvote.com), if so indicated on your voting instruction form. Specific instructions as to how to vote are set forth on the enclosed voting instruction form provided by your bank, broker, or nominee.

If voting via proxy, your vote must be received by 11:59 p.m., Eastern time on December 15, 2024 in order to be counted towards the tally of votes on the proposals at the Meeting. If submitting voting instructions via a voting instruction form or via the internet, the deadline for receipt of your voting instructions will be at such time on such date as may be indicated in the voting directions provided to you.

Attendance at Meeting (in person)

If you are a shareholder holding ordinary shares as of the record date for the Meeting (November 8, 2024) and desire to attend the Meeting in person, if a record shareholder, please provide at the Meeting the name under which your ordinary shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your ordinary shares in “street name” (through a bank or broker), please bring to the Meeting the required proof of ownership described for attendance at the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting.

(virtual or telephonic attendance)	https://www.cstproxy.com/freightos/2024. Log into the virtual site by using the control number included in your proxy materials, or call 1 800-450-7155 (toll-free, within the U.S. and Canada) or +1 857-999-9155 (outside of the U.S. and Canada- standard rates apply), conference ID: 9254587#. You may submit questions, but not vote, while attending the Meeting virtually or telephonically.

By Order of the Board of Directors,

/s/ Zvi Schreiber
Chairman of the Board and Chief Executive Officer

November 7, 2024

This Notice of Annual General Meeting of Shareholders was

first published by the Company on November 7, 2024.

i

FREIGHTOS LIMITED

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

PROXY STATEMENT FOR 2024 ANNUAL GENERAL MEETING

to be held on December 16, 2024

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND THE PROPOSALS

Q. Why am I receiving these materials?

A. We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board of Directors” or “Board”) of Freightos Limited (also referred to as “Freightos”, “we”, “us”, the “Company” or “our Company”) is soliciting your proxy to vote your shares at the Company’s 2024 Annual General Meeting (the “Meeting”) to be held at 4:00 p.m. local (Israel) time/9:00 a.m. Eastern Standard Time on Monday, December 16, 2024, (i) in person at our offices located at Technology Park Building 2, 1 Derech Agudat Sport HaPo’el, Jerusalem, Israel, 9695102, (ii) virtually (at which you can submit questions, but not vote) at https://www.cstproxy.com/freightos/2024, and by providing your control number, and (iii) telephonically (at which you can submit questions, but not vote) by calling 1-800-450-7155 (toll-free, within the U.S. and Canada) or +1-857-999-9155 (outside of the U.S. and Canada- standard rates apply), conference ID: 9254587#. You are receiving these proxy materials because you owned ordinary shares, par value $0.00001 per share of our Company (“ordinary shares” or “Shares”), as of the end of the trading day on Friday, November 8, 2024, which is the record date for the Meeting, and such ownership entitles you to notice of, and to vote at, the Meeting.

This proxy statement describes the matters on which we would like you to vote at the Meeting and provides information on those matters so that you can make an informed decision.

Q. What items of business will be voted on at the Meeting?

A. The following two proposals will be voted upon at the Meeting:

(1)	Election of each of Tzvia Broida, Mark Drusch and Carl Vine to the Company’s Board of Directors (the “Board of Directors”), each to serve as a Class I director of the Company until the third succeeding annual general meeting of the Company and until the due election of their respective successors.

(2)

Ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2024 and the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so.

In addition to the foregoing two formal proposals to be voted upon, at the Meeting, the Board of Directors will present its annual report on the management of the business of our Company for the year ended December 31, 2023, and will discuss with our shareholders our Consolidated Statements of Financial Position as of, and related Consolidated Statements of Profit or Loss and Other Comprehensive Loss and Cash Flows for the year ended, December 31, 2023.

Q. How does the Board recommend that I vote?

A. Our Board unanimously recommends that you vote “FOR” each of the proposals described above.

Q. What is the quorum required in order to conduct business at the Meeting?

A. Under our amended and restated articles of association (the “A&R Articles”) a quorum is constituted when there are present, in person or by proxy, holders of at least a majority of the outstanding Shares of our Company. Shares that abstain from voting on any and all proposals or that represent “broker non-votes” (as described below under the answer to the question “How can I vote my Shares without attending the Meeting”) are considered present for purposes of the quorum requirements. In accordance with the authority granted to the chairman of the Meeting under our A&R Articles, if a quorum is not present at the Meeting within half an hour from the time designated for the start of the Meeting, the chairman will adjourn the Meeting for one week, to December 23, 2024, at the same time and same place at which the Meeting is held, at which resolutions may be adopted with respect to any matter stated in the Notice of the original Meeting. If a quorum is not present at the adjourned Meeting within half an hour from the time designated for it to begin, those shareholders present will be deemed to constitute a quorum and action may be taken on any and all matters on the agenda for the original Meeting despite the absence of a quorum at the adjourned meeting.

Q. What are the voting requirements to approve the proposals to be presented at the Meeting?

A. The affirmative vote of shareholders present in person or represented by proxy and holding Shares amounting in the aggregate to at least a majority of the Shares as, being entitled to do so, vote in person or by proxy at the Meeting with respect to each of Proposals 1 and 2 is required for the approval of those respective proposals. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved for any of the proposals (although they are considered present for purposes of the quorum requirements for the Meeting).

Q. What Shares can I vote?

A. Our sole class of shares outstanding is our ordinary shares, par value US$0.00001 per share. Each outstanding ordinary share as of the close of business on the record date, November 8, 2024, is entitled to one vote on all items of business at the Meeting. You may vote all Shares you owned at that time, which may be (a) Shares held directly in your name as the shareholder of record, and (b) Shares held for you as a beneficial owner through a broker, bank or other nominee (including on the Nasdaq Capital Market (“Nasdaq”)). On November 1, 2024 (the most recent practicable date prior to the record date), there were 49,358,627 ordinary shares outstanding. The closing price of the ordinary shares on that date, as quoted on Nasdaq, was US $1.35.

Q. How can I vote my Shares without attending the Meeting?

A. Shares may be held and, consequently, voted in multiple ways without attending the Meeting:

Record Shareholders: If you are a shareholder of record, that is, your Shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. If you provide specific instructions (i.e., mark boxes) on the enclosed proxy card that has been provided to you and sign and return the proxy card, your Shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your Shares will generally be voted in accordance with the recommendations of our Board (“FOR” each of the proposals). The proxy holders will vote in their discretion on any other matters that properly come before the Meeting. If you are a shareholder of record and do not return your proxy card, your Shares will not be voted (unless you attend the Meeting and vote in person).

If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the “Investors” portion of our corporate website, https://www.freightos.com/investors/, and may complete and sign that proxy card (indicating the name of the record shareholder holding your Shares) and return it directly to the Company via e-mail to IR@freightos.com. The Company reserves the right to require further identifying information from you if you submit your proxy card in that manner. Any vote by a record shareholder that is received by our transfer agent or by our Company by 11:59 p.m., Eastern time, on December 15, 2024 will be counted towards the tally of votes at the Meeting.

Shares Held in Street Name (on Nasdaq): If your Shares are held in a brokerage account or by a bank, trustee or other nominee, you are considered to be the beneficial owner of Shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, bank or other nominee or an agent hired by the broker, bank or other nominee. Please follow the enclosed instructions to direct your broker, bank or other nominee how to vote your Shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. The deadline for submission of voting instructions to your broker, trustee or nominee should be indicated on your voting instruction form or in the other proxy materials sent to you.

If you do not submit voting instructions, your broker may be permitted to vote your Shares in its discretion on Proposal 2, but not Proposal 1 since it is deemed to be of a non-routine nature. Because the broker is prohibited from exercising discretionary authority for a beneficial owner who has not provided voting instructions for any non-routine proposal (commonly referred to as a “broker non-vote”), that beneficial owner’s Shares will be included in determining the presence of a quorum at the Meeting (assuming that the broker submits the shareholder’s vote on any other proposal) but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the relevant proposal(s).

Q. How can I vote my Shares in-person at the Meeting?

A. The Meeting will be held at our offices in Jerusalem, Israel. The voting procedure for voting in-person at the Meeting varies, depending on how you hold your Shares, as follows:

Record Shareholders: Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Meeting. In order to do so, you must provide at the Meeting the name under which your Shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry Shares). Due to building security requirements, prior to the start of the Meeting you must RSVP that you will attend the meeting in person to IR@freightos.com.

Shares Held in Street Name (on Nasdaq): Shares held beneficially in street name (i.e., through a bank, broker, trust or other nominee) on Nasdaq may be voted on a ballot at the Meeting only if you bring (i) an account statement or other proof that you owned the Shares in your bank, brokerage, trustee or other nominee account as of the record date, and (ii) a legal proxy from the bank, broker, trustee or other nominee that holds your Shares giving you the right to vote the Shares.

Regardless of how you hold your Shares, even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instructions (in any of the manners described above, including electronically) so that your vote will be counted if you later decide not to attend the Meeting.

If you attend the Meeting virtually (at https://www.cstproxy.com/freightos/2024 or telephonically (by calling 1-800-450-7155 (toll-free, within the U.S. and Canada) or +1-857-999-9155 (outside of the U.S. and Canada- standard rates apply), conference ID: 9254587#), you will not be able to vote your Shares while attending in that manner, and will need to submit your proxy card or voting instructions in advance of the Meeting in order to have your Shares voted.

Q. Can I change or revoke my vote?

A. A shareholder submitting a proxy via mail or e-mail may revoke such proxy at any time by communicating such revocation in writing to the Company or by executing and delivering a later-dated proxy (in either case, prior to the commencement of the Meeting). If your Shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee.

If you originally voted through an electronic voting system (for shareholders holding our Shares on Nasdaq, at www.proxyvote.com), you can revoke your vote by voting through the electronic voting system on a later date (which must precede the date of the Meeting). In addition, any shareholder who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given prior to the Meeting. Any written notice revoking a proxy prior to the Meeting should be sent via mail to Freightos Limited, Technology Park Building 2, 1 Derech Agudat Sport HaPo’el, Jerusalem, 9695102, Israel, Attention: Michael Oberlander, or via e-mail to IR@freightos.com. If a proxy or voting instructions are not revoked, the Shares represented thereby will be voted in accordance with the proxy or other voting instructions submitted.

Q. Is this proxy statement available electronically?

A. We have furnished a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) to the SEC that includes this proxy statement as an exhibit. You can view the Form 6-K at the SEC’s website at www.sec.gov or under the “SEC Filings” section of the “Investors” portion of our website at https://www.freightos.com/investors/.

Q. What happens if additional matters are presented at the Meeting?

A. Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Meeting. If you sign and submit a proxy card, the persons or entities named as proxy holders, Ran Shalev and Michael Oberlander, will have the discretion to vote your Shares on any additional matters properly presented for a vote at the Meeting in accordance with their best judgment.

Q. Who will count the votes?

A. A representative of Freightos will act as the inspector of elections to tabulate the votes cast at the Meeting.

Q. Who will pay the costs of soliciting votes for the Meeting?

A. We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our Shares.

Q. Where can I find the voting results of the Meeting?

A. We expect to announce preliminary voting results at the Meeting and publish final results in a Form 6-K to be furnished to the SEC after the Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, at the “Investors” portion of our website at https://www.freightos.com/investors/.

YOUR VOTE IS IMPORTANT

Please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy or voting instruction form and returning it in the enclosed envelope, or (if you hold your Shares in “street name”) by voting online at www.proxyvote.com.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 16, 2024

This proxy statement is available for viewing, printing and downloading at www.freightos.com/investors/.

BENEFICIAL OWNERSHIP OF SHARES

BY CERTAIN BENEFICIAL OWNERS

The following table shows information as of November 1, 2024, for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 49,358,627 ordinary shares outstanding as of November 1, 2024.   Except as otherwise set forth below, the street address of the beneficial owners is c/o Freightos, Planta 10, Avda. Diagonal, 21, Barcelona, Spain 08018.

	Number of Shares	Percentage of
Name of Beneficial Owner	Beneficially Owned	Outstanding Shares
Directors and executive officers
Zvi Schreiber	4,172,158 (1)	8.41%
Ran Shalev	329,381 (2)	*
Ian Arroyo	229,860 (3)	*
Eytan Buchman	292,616 (4)	*
Michael Oberlander	156,077 (5)	*
Tzvia Broida	2,896	*
Mark Drusch	4,504,156 (6)	9.13%
Michael Eisenberg	3,544,394 (7)	7.18%
Ezra Gardner	6,172,124 (8)	11.48%
Inna Kuznetsova	--	--
Dr. Udo Lange	17,376	*
Carl Vine	9,866,094 (9)	18.85%
All directors, nominees and executive officers as a group (twelve individuals)	29,287,132	50.55%
Five Percent or More Holders (other than directors and executive officers)
Aleph, L.P.	3,544,394 (7)	7.18%
Alshaffafia Trading W.L.L.	4,495,468 (6)	9.11%
Asian Gateway Investments Pte. Ltd.	4,749,856	9.62%
Gesher I Sponsor LLC	4,162,766 (10)	7.95%
Israel Cleantech Ventures II, L.P.	3,702,727	7.50%
M&G Investment Management Limited	9,866,094 (9)	18.85%

* Less than one percent

(1)	Includes 266,053 ordinary shares over which Dr. Schreiber has the right to acquire dispositive power within 60 days of November 1, 2024 upon the exercise of vested options. Also includes 100,000 ordinary shares held by JODEK Charitable Fund A”R, over which Dr. Schreiber shares dispositive and voting power, as well as 420,000 ordinary shares that Dr. Schreiber donated to National Philanthropic Trust over which he may be deemed to share voting power and dispositive power.

(2)	Includes 314,033 ordinary shares over which Mr. Shalev has the right to acquire dispositive power within 60 days of November 1, 2024 upon the exercise of vested options.

(3)	Includes 216,691 ordinary shares over which Mr. Arroyo has the right to acquire dispositive power within 60 days of November 1, 2024 upon the exercise of vested options.

(4)	Includes 279,588 ordinary shares over which Mr. Buchman has the right to acquire dispositive power within 60 days of November 1, 2024 upon the exercise of vested options.

(5)	Includes 114,491 ordinary shares over which Mr. Oberlander has the right to acquire dispositive power within 60 days of November 1, 2024 upon the exercise of vested options.

(6)	Represents ordinary shares held by Qatar Airways Group Q.C.S.C. and Alshaffafia Trading W.L.L., a wholly owned subsidiary of Qatar Airways Group Q.C.S.C. Mr. Drusch is the Chief Officer Cargo of Qatar Airways Group Q.C.S.C. The business address of each of the foregoing entities and individual is Qatar Airways Tower 1, P.O. Box. 22550, Doha, State of Qatar.

(7)	Represents ordinary shares held by Aleph, L.P. and its affiliated entity Aleph-Aleph, L.P. Aleph Equity Partners, L.P. is the general partner of Aleph, L.P. and Aleph-Aleph, L.P., and Aleph EP, Ltd is the general partner of the Aleph Equity Partners, L.P. Aleph Equity Partners, L.P. and Aleph EP, Ltd may be deemed to have sole power to vote and dispose of the shares held through Aleph, L.P. and Aleph-Aleph, L.P. Mr. Eisenberg is a director of Aleph EP, Ltd. and may be deemed to have shared power to vote and dispose of the shares held by each of these entities. Mr. Eisenberg otherwise disclaims beneficial ownership of any ordinary shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(8)	Includes 1,210,662 ordinary shares and 2,975,272 ordinary shares underlying the Freightos warrants owned by Gesher I Sponsor LLC (the “Sponsor”) that are exercisable within 60 days of the date hereof and due to Mr. Gardner’s relationship to the Sponsor, all securities held by the Sponsor are deemed, for purposes of this table, to be beneficially held by Mr. Gardner. Also includes 572,502 ordinary shares and 1,413,688 ordinary shares underlying the Freightos warrants owned by Varana Capital Focused LP (“Varana”) and due to Mr. Gardner’s relationship to Varana, all securities held by Varana are deemed, for purposes of this table, to be beneficially held by Mr. Gardner. Mr. Gardner disclaims beneficial ownership of all of these securities, except to the extent of his pecuniary interest in such securities, if any.

(9)	Consists of 6,871,094 ordinary shares and 2,995,000 ordinary shares underlying the Freightos warrants owned by M&G Investment Management Limited (where Mr. Vine is Co-Head of the Asia Pacific Equity Team), an affiliate of The Prudential Assurance Company Limited, all of which are currently exercisable.

(10)	Consists of 1,187,494 ordinary shares and 2,975,272 ordinary shares underlying the Freightos warrants owned by Gesher I Sponsor LLC that are exercisable within 60 days of the date hereof.

PROPOSAL 1

ELECTION AND INITIAL ELECTION OF NOMINEES TO SERVE AS CLASS I DIRECTORS

Background

Articles Provisions Related to Board

Under our A&R Articles, our Board of Directors is divided into three classes: Class I, Class II and Class III, and the number of directors in each class shall be as nearly equal as possible. The Class I Directors were initially appointed for a term expiring at our first annual general meeting (which will be the Meeting), the Class II Directors were initially appointed for a term expiring at our second annual general meeting (to be held in 2025), and the Class III Directors were initially appointed for a term expiring at our third annual general meeting (to be held in 2026). A director whose term has expired shall be eligible for re-election. Commencing at our first annual general meeting (the Meeting), and at each annual general meeting thereafter, directors elected (or re-elected, if applicable) to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election.

As of the date of this proxy statement, the composition of our Board of Directors and the classes to which its members belong (listed in class order), are as follows:

Name	Director Class
Tzvia Broida	Class I Director
Mark Drusch	Class I Director
Carl Vine	Class I Director
Michael Eisenberg	Class II Director
Udo Lange	Class II Director
Zvi Schreiber	Class III Director (Chairman of the Board and Chief Executive Officer)
Ezra M. Gardner	Class III Director
Inna Kuznetsova	Class III Director

Board Nomination Process

Over the last year, the nominating and corporate governance committee of the Board of Directors, followed by the Board, reviewed the composition of the Board and considered potential nominees to be elected. After doing so, on January 30, 2024 the Board appointed Carl Vine, on April 30, 2024 the Board appointed Mark Drusch, and on July 1, 2024 the Board appointed Tzvia Broida to fill vacancies on the Board. The nominating and corporate governance committee has decided that the re-election of Ms. Broida and Messrs. Drusch and Vine as Class I Directors adds three relatively new directors to the Board in addition to the existing members who provide the Board with stability and familiarity with our business and our industry. Ms. Broida is an experienced public company audit committee chair and CFO, and brings a depth and breadth of experience in software companies and marketplace innovation to the Board. Mr. Drusch is the Chief Cargo Officer of one of the largest air cargo carriers in the world and has a wealth of experience in digital customer loyalty and identifying and implementing new market and revenue opportunities. Mr. Vine brings to the Board a wealth of experience and a proven track record in investing in innovative growth companies focused on disruptive technologies. Consequently, the nominating and corporate governance committee recommended to the Board, and the Board, in turn, approved for nomination for re-election by our shareholders, the three candidates whose names appear below. At the Meeting, pursuant to Proposal 1, the re-election to the Board of Directors of Tzvia Broida, Mark Drusch and Carl Vine, in each case for a term lasting until the third succeeding annual general meeting of shareholders of the Company after the Meeting, to be held in 2027, and until the election and qualification of their respective successors (or until their respective earlier death, resignation, retirement or removal, if applicable), will be proposed for approval by our shareholders.

Biographical Information for the Director Nominees

Please consider the following information regarding the nominees:

Tzvia Broida has served on our Board of Directors since April 30, 2024. She has, since 2021, served as a board member, chairperson of the audit committee, and the board’s financial expert of Global-e, a leading platform to enable and accelerate global, direct-to-consumer cross-border e-commerce growth. From 2013 to 2021, she served as a board member, chairperson of the audit committee, and the board’s financial expert of Jacada Ltd., a provider of contact center automation processes. Since 2021, Ms. Broida serves as the chief financial officer of NeuroBlade Ltd, a developer of a complete hardware and software solution for data analytics acceleration. Before joining NeuroBlade, Ms. Broida served as CFO of Sensible Medical Innovations LTD, a market pioneer in medical radar monitoring and imaging technology, from 2011 until 2021. Before that, Ms. Broida served in various positions at Jacada Ltd, including as Chief Financial Officer from 2005 to 2009, and before that she worked as an accountant at several accounting office firms. Ms. Broida received a B.A. in Accounting & Economics from the Hebrew University of Jerusalem.

Mark Drusch has served on our Board of Directors since April 30, 2024. In January 2024, Mr. Drusch was appointed as Chief Cargo Officer of Qatar Airways, the flag carrier of Qatar that is one of the largest air cargo carriers in the world, flying to over 170 international destinations across five continents. He previously served in various capacities at Qatar Airways, including as Senior Vice President Revenue Management, Alliances, Loyalty, and Strategy from December 2019 until this year. Before joining Qatar Airways, Mr. Drusch was Vice President at ICF, a global consulting and technology services company from 2016 until 2019, President of The Brierley Group, an enterprise investing, launching, and incubating companies focused on leveraging loyalty to increase engagement with consumers and drive increased sales and profitability from 2014 until 2016, and held a variety positions at a number of travel and logistics companies. He holds a B.A. in Political Science and International Relations from Northwestern University.

Carl Vine has served as a member of our Board of Directors since January 2024. Mr. Vine is Co-Head of the Asia Pacific Equity Team at M&G Investments, one of the UK’s largest and longest established investment houses. Prior to joining M&G in 2019, he co-founded Port Meadow Capital Management, a boutique Pan-Asian investment firm, in 2014. He has previously worked as a Managing Director and Portfolio Manager for SAC Capital Advisors in Hong Kong and was the Asian-based member of their global investment committee. Before that, Mr. Vine was a Managing Director at UBS in Hong Kong, where he invested proprietary capital across Asia including Japan. He began his career with Prudential Portfolio Managers in London, before relocating to Tokyo to open Prudential’s Japan office. Mr. Vine holds a Bachelor of Arts (Hons) in Politics, Philosophy & Economics from Oxford University.

Freightos’ Corporate Governance Practices

Independence of Directors

As a result of the listing of our ordinary shares and warrants on Nasdaq, we comply with the rules of Nasdaq in determining whether a director is independent. Our Board of Directors has consulted, and will consult, with its counsel to ensure that our Board of Directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that each of our directors, except for Dr. Zvi Schreiber, is independent.

Board Leadership Structure and Role in Risk Oversight

Dr. Zvi Schreiber is the Chairman of the Board and Chief Executive Officer of Freightos.

Our Board of Directors has determined that it prefers to retain the flexibility to appoint the appropriate person to the position of Chairman of the Board, whether or not that person is our Chief Executive Officer. As such, our Chief Executive Officer currently serves as Chairman of the Board. Our Board has expressed its belief that Freightos, like many other companies, is well-served by this structure because it provides for more effective leadership and recognizes that in many cases one person should speak for and lead both the Company and the Board. Further, Dr. Schreiber founded Freightos and has been our Chief Executive Officer and chaired each meeting of the Board since inception. We believe that this structure demonstrates to our employees, customers and other business partners that we are under strong leadership. It also eliminates the potential for confusion or duplication of efforts.

Our Board appointed Michael Eisenberg as our lead independent director. In that role, Mr. Eisenberg has the authority to preside at executive sessions of the Board and at other Board meetings when the Chairman is not present, provide input for Board agendas and materials provided for Board meetings, call meetings of the independent directors, serve as liaison on Board-wide issues between the independent directors and the Chairman, and retain advisors and counsel to report to the Board. By having a lead independent director, coupled with the other oversight functions delegated to various Board committees comprised of independent directors, we believe that our governance structure provides ample opportunity for effective oversight and risk management.

We believe in the importance of independent oversight. We will look to ensure that this oversight is truly independent and effective through a variety of means.

Meetings and Committees of the Board of Directors

Our Board has established separately-standing committees, consisting of the audit committee, compensation committee, and nominating and corporate governance committee.

Audit Committee

Our Board has established an audit committee comprised of independent directors. The audit committee currently consists of Tzvia Broida (chair), Ezra Gardner and Inna Kuznetsova. Following the Annual Meeting, our audit committee will remain the same. Each of the members of the audit committee is independent under the applicable Nasdaq listing rules and Rule 10A-3 under the Securities Exchange of 1934, as amended (the “Exchange Act”). The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we are required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Ms. Broida serves as the financial expert on the audit committee.

Compensation Committee

Our Board has established a compensation committee. The compensation committee currently consists of Inna Kuznetsova (chair), Ezra Gardner and Carl Vine. Following the Annual Meeting, our compensation committee will remain the same. Each of the members of the compensation committee is independent under the applicable Nasdaq listing rules and Exchange Act Rule 10C-1. The compensation committee has a written charter. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, if any, including authority to make and modify awards under such plans.

The compensation committee assists the Board in determining its responsibilities in relation to remuneration, including, amongst other matters, making recommendations to the Board on the Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management.

Nominating and Corporate Governance Committee

Our Board has established a nominating and corporate governance committee. The nominating and corporate governance committee currently consists of Michael Eisenberg (chair) and Udo Lange. Following the Annual Meeting, our nominating and corporate governance committee will remain the same. Each of the members of the nominating and corporate governance is independent under the applicable Nasdaq listing rules. The nominating and corporate governance committee has a written charter. The purpose of the committee is to identify and recommend to the Board individuals it determines to be well-qualified, willing and available to serve as directors of the Company and on committees of the Board; to advise the Board with respect to the Board composition, procedures and committees; to review periodically the size of the Board and recommend to the Board any appropriate changes; and to develop and recommend to the Board a set of corporate governance principles applicable to the Company.

Exemptions from Corporate Governance Requirements

As a foreign private issuer, we may generally elect to follow home country (i.e., Cayman Islands) practice with respect to matters of corporate governance in lieu of the comparable governance provisions of the Nasdaq listing rules, except for certain Nasdaq and SEC rules with which we are required to comply, including the responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We follow home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:

•	Executive Sessions. We are not required to, and, in reliance on home country practice, we may not comply with certain Nasdaq rules requiring our independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. We follow Cayman Islands practice, which does not require independent directors to meet regularly in executive sessions separate from the full Freightos Board.

•	Proxy Statements. We are not required to, and, in reliance on home country practice, we may not, comply with certain Nasdaq rules regarding the solicitation of proxies and the provision of proxy statements for all meetings of shareholders. We follow Cayman Islands practice, which does not impose a regulatory regime for the solicitation of proxies and the provision of proxy statements.

•	Shareholder Approval. We are not required to, and, in reliance on home country practice, we do not intend to, comply with Nasdaq Rule 5635 regarding shareholder approval for certain issuances of securities in connection with the acquisition of shares or assets of another company under certain circumstances, a change of control, the establishment of or amendments to equity-based compensation plans and private placements. In accordance with the provisions of our A&R Articles, our Board of Directors is authorized to issue securities, including ordinary shares, warrants and convertible notes on such terms as it considers appropriate.

•	Audit Committee Composition. We are not required to, and, in reliance on home country practice, may not have a minimum of three members on our audit committee. We follow Cayman Islands practice, which does not impose a minimum number of audit committee members. Our audit committee currently consists of three members, but prior to July 1, 2024 only consisted of two members.

In addition, we are an “emerging growth company” as defined in the JOBS Act and have elected to comply with certain reduced public company reporting requirements.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to Proposal 1:

(a)	“RESOLVED, that the election of Tzvia Broida as a Class I director of the Company until the third succeeding annual general meeting following the 2024 annual general meeting and until the due election and qualification of her successor, be, and hereby is, approved in all respects”.

(b)	“FURTHER RESOLVED, that the election of Mark Drusch as a Class I director of the Company, until the third succeeding annual general meeting following the 2024 annual general meeting and until the due election and qualification of his successor, be, and hereby is, approved in all respects”.

(c)	“FURTHER RESOLVED, that the election of Carl Vine as a Class I director of the Company, until the third succeeding annual general meeting of shareholders after the 2024 annual general meeting and until the due election and qualification of his successor, be, and hereby is, approved in all respects”.

Required Majority

A majority of the ordinary shares as, being entitled to do so, vote in person or by proxy (excluding abstentions and broker non-votes) is required for the re-election or election (as applicable) of each nominee to the Board of Directors pursuant to Proposal 1.

Board Recommendation

The Board of Directors unanimously recommends a vote “FOR” the re-election or election (as applicable) of each of the above-listed nominees as a Class I Director pursuant to Proposal 1 at the Meeting.

PROPOSAL 2

RATIFICATION OF REAPPOINTMENT OF AUDITORS

Background

Kost Forer Gabbay & Kasierer, a member of EY Global (“Kost Forer”), our independent public accountants for the year ended December 31, 2023, has been selected by our Board of Directors to audit the accounts of the Company once again for the year ending December 31, 2024. At the Meeting, the shareholders will be requested to ratify that selection, as well as to authorize the Audit Committee of the Board to fix Kost Forer’s remuneration in accordance with the volume and nature of Kost Forer’s services.

Fees Paid to Independent Auditors

Fees billed by Kost Forer and other members of EY Global for professional services for each of the last fiscal years were as follows:

	Year ended
	December 31,
	2023	2022
	(in thousands)
Audit Fees (1)	$540	$1,065
Audit-Related Fees	$—	$—
Tax Fees (2)	$150	$242
All Other Fees (3)	$—	$10
Total	$690	$1,317

(1)	Audit fees consist of fees billed for the annual audit and the quarterly reviews of the Company’s consolidated financial statements and consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent auditors can reasonably provide, including services provided in connection with the Business Combination.

(2)	Tax fees are for professional services rendered by our independent auditors for tax compliance, and tax advice on actual or contemplated transactions.

(3)	All other fees are fees for all other services provided to us by our independent auditors with respect to the subject years, other than those described above.

Audit Committee’s Pre-approval Policies and Procedures

Our audit committee follows pre-approval policies and procedures for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to Proposal 2:

“RESOLVED, that the reappointment by the Audit Committee of the Company’s Board of Directors (based upon delegation by the Board of Directors) of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the fiscal year ending December 31, 2024 and for such additional period until the next annual general meeting of shareholders be, and hereby is, ratified in all respects”; and

“FURTHER RESOLVED, that the Audit Committee of the Company’s Board of Directors (based upon delegation by the Board of Directors) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Majority

A majority of the ordinary shares as, being entitled to do so, vote in person or by proxy (excluding abstentions and broker non-votes) is required for the approval of the ratification of the reappointment of Kost Forer as independent public accountants to audit the accounts of the Company for the year ending December 31, 2024 and to authorize the audit committee of the Board of Directors to fix Kost Forer’s remuneration in accordance with the volume and nature of Kost Forer’s services.

Board Recommendation

The Board of Directors unanimously recommends a vote “FOR” the ratification of the reappointment of Kost Forer and the authorization of the audit committee of the Board of Directors to fix Kost Forer’s remuneration in accordance with the volume and nature of Kost Forer’s services, pursuant to Proposal 2 at the Meeting.

PRESENTATION OF ANNUAL REPORT AND REVIEW OF 2023 FINANCIAL STATEMENTS

In addition to the foregoing formal proposals, at the Meeting, the Board of Directors and/or members of our management will present our annual report on the management of the business of the Company for the year ended December 31, 2023. The Board of Directors and/or management members will furthermore review the Company’s Consolidated Statements of Financial Position as of, and related Consolidated Statements of Profit or Loss and Other Comprehensive Loss and Cash Flows for the year ended, December 31, 2023. We will hold a discussion with respect to that presentation. That discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

We file and furnish reports and other information with or to the SEC under the Exchange Act. Our SEC filings are available to the public at the internet world wide web site maintained by the SEC at www.sec.gov.

Our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC pursuant to the Exchange Act on March 21, 2024, contains a detailed description of our business, financial results for 2023 and various other matters, and furthermore includes our 2023 audited, consolidated year-end financial statements. You are encouraged to read that Annual Report, a copy of which is available at www.sec.gov and at “Investors” portion of our website at https://www.freightos.com/investors/. The contents of our website are not a part of this proxy statement.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Zvi Schreiber
Chairman of the Board and Chief Executive Officer

November 7, 2024